EXHIBIT 23.1

CONSENT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Apple Inc.:

We consent to the use of our report dated November 4, 2008, except as to Notes 1 and 2, which are as of January 25, 2010, with respect to the consolidated balance sheet of Apple Inc. and subsidiaries as of September 27, 2008 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended September 27, 2008 and September 29, 2007, incorporated herein by reference.

Our report refers to the adoption of a new accounting standard for uncertainty in income taxes and the retroactive adoption of new accounting standards related to revenue recognition for arrangements with multiple deliverables and arrangements that include software elements.

/s/ KPMG LLP

Mountain View, California

March 3, 2010